Mail Stop 3561

November 13, 2008

Via Fax & U.S. Mail

Mr. Michael Rapino, Chief Executive Officer
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

     Re: **Live Nation, Inc.**
                Form 10-K for the year ended December 31, 2007
                Filed February 29, 2008
                Form 10-Q for the quarter ended June 30, 2008
                Filed August 7, 2008
                File No. 001-32601

Dear Mr. Rapino:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Available Information, page 24

1.   Please revise future filings to reflect the correct SEC mailing address of 100 F
        Street NE.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48
Selling, general and administrative expenses, page 54

2.   We note from the discussion on page 55 that the company's selling, general and
        administrative expenses decreased by $7.0 million during 2006 as a result of pre-
        acquisition contingencies for legal matters that were resolved during the period.
        Please tell us the specific acquisition to which this pre-acquisition contingency
        relates, the date that this acquisition transaction occurred, and the date that the
        legal matters were subsequently resolved. We may have further comment upon
        receipt of your response.

Financial Statements, page 83
Notes to Consolidated and Combined Financial Statements, page 88
Note 1 – Summary of Significant Accounting Policies, page 88
Subsequent to Separation, page 88

3.   We note the disclosure on page 89 indicating that during 2006, the company
        recorded an additional adjustment to paid-in capital of $10 million to adjust the
        carrying value of assets distributed at the date of spin-off. Please explain in
        further detail the facts and circumstances that resulted in this additional
        adjustment during 2006 and explain how it was calculated or determined.

Revenue Recognition, page 92

4.   We note from the business section that the company earns revenue from multiple
        types of transactions including events, ticket sales, food and beverage revenues,
        rental revenues, venue sponsorships, and merchandise sales. To the extent
        significant, please revise your accounting policy footnote in future filings to
        clarify your revenue recognition policies with regards to all types of revenue,
        addressing when the criteria of SAB 104 has been met for each revenue type.

5.   In a related matter, to the extent material amounts of revenue are recognized from
        the sale of products (food, beverage, merchandise) and from the provision of

services (events, etc.) and rental revenues, please revise your consolidated and combined statements of operations in future filings to provide separate disclosure of revenues from sales of products, from rental revenues and from the provision of services. Separate disclosure of the related costs of sales should also be provided for the costs associated with each of these activities. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2 - Long-Lived Assets, page 95
Goodwill, page 97

6.   We note from the disclosure in Note 2 that the company reorganized its operating segments in 2007 and as a result, goodwill has been reallocated to the new reporting business units that make up these segments utilizing a fair value approach. Please tell us and revise Note 2 to explain in further detail the nature of the "fair value approach" used and the nature and amounts of the adjustments to goodwill of each of your segments that resulted from this reallocation process. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No.142.

7.   Also, we note from the narrative discussion provided in Note 2 that you have combined amounts reflected in the "acquisitions" line item in the analysis of changes in goodwill with adjustments to purchase price allocations for acquisitions that occurred in prior periods. Please provide us with and revise future filings to include an analysis of changes in goodwill which separately discloses the changes in goodwill resulting from acquisitions during the current period and changes in goodwill resulting from changes in purchase price allocations for acquisitions occurring in prior periods as well as any other adjustments that were made to goodwill during the periods. Also, please explain in detail the specific nature and timing of the facts or circumstances that resulted in changes in the purchase price allocations for acquisitions that occurred in prior periods and the specific nature and timing of any other events or circumstances that resulted in other changes in goodwill during the periods presented in your financial statements. We may have further comment upon receipt of your response.

Note 3 - Business Acquisitions, page 99

8.   We note from the disclosure provided in Note 3 and in the statement of changes in shareholders equity that the company issued shares of its common stock in connection with the acquisitions of certain businesses and to acquire operational contracts during 2007. Please tell us and revise the notes to your financial statements in future filings to explain how you valued the common shares issued

in these acquisition transactions. Refer to the disclosure requirements outlined in paragraph 51d of SFAS No.141.

9.   In addition, for each of your material acquisition transactions that resulted in recognition of goodwill, please revise to state the primary reasons for each of these acquisitions and include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

10.   Also, please ensure that the notes to your financial statements in future filings include all of the disclosures required by paragraphs 51 through 54 of SFAS No. 141 and paragraphs 44 through 46 of SFAS No.142, as applicable with respect to the company's acquisition transactions. In this regard, it appears that the acquisition of HOB by the company for $334.9 million in cash during 2006 represents a material acquisition transaction for which all of the disclosures outlined in paragraphs 51, 52, and 54 of SFAS No.141 should be provided. If you do not believe this acquisition was material, please explain your basis or rationale for this conclusion.

Note 4 - Restructuring, page 100

11.   We note from the disclosure in Note 4, that in connection with the company's acquisition of Mean Fiddler in 2005, the company accrued $4.7 million during 2005 and an additional $2.7 million in 2006 for lease termination costs. We also note from the disclosure in Note 4 that the company sold seven small sized music venues acquired with Mean Fiddler in August 2007 resulting in a reduction to the restructuring accrual with the offset to goodwill for the lease terminations related to these venues. Please explain in further detail why you believe it was appropriate to recognize an adjustment to goodwill in connection with the sale of these music venues during 2007. If this is because these venues were sold for more than expected at the time they were acquired, please indicate this in your response and in your revised disclosures. We may have further comment upon receipt of your response.

Note 5 - Investments, page 101

12.   We note that you have filed a Form 10-K/A for the year ended December 31, 2007 to include audited financial statements for your investment in Broadway in Chicago, L.L.C. pursuant to Rule 3-09 of Regulation S-X. Please explain why you have only included financial statements for this entity for the years ended December 31, 2007 and 2006 in your Form 10-K/A. Note that Rule 3-09 of Regulation S-X requires that financial statements should be provided as of the

same dates and same periods as the audited financial statements of the company. However, these financial statements are only required to be audited for those periods in which the 20% thresholds outlined in Rule 3-09 of Regulation are met. Please revise your Annual Report on Form 10-K/A to include financial statements for Broadway in Chicago, L.L.C. for 2005 as required by Rule 3-09 of Regulation S-X. Please note that we do not believe the fact that your investment in this entity has been disposed of provides a basis for excluding the required financial statements.

13.   Also, we note that the summarized financial information provided for Broadway in Chicago in Note 5 does not agree to the amounts reflected in this entities financial statements included in the amendment to the company's Annual Report on From 10-K for 2007. Please reconcile and revise these disclosures in future filings.

14.   Also, based on the summarized financial information presented in Note 5 for Delirium Concert, L.P., we are unclear as to why the company has not included financial statements for this entity in its Annual Report on Form 10-K pursuant to Rule 3-09 of Regulation S-X. Please revise your Annual Report on Form 10-K to include these required financial statements. Alternatively, if you do not believe these financial statements are required, please provide us with the computations prepared for 2007 and 2006 supporting your conclusions.

Note 8 – Derivative Instruments, page 106

15.   We note from page 108 that the company has an arrangement whereby it has guaranteed the minimum value of its stock granted under certain contractual agreements. Please tell us, and revise future filings to disclose, the nature of the agreements that give rise to the guarantee, how you have accounted for the liability associated with the guarantee and why classification of the change in value of the guarantee in depreciation and amortization expense is appropriate. As part of your response, please indicate the relevant technical accounting literature that was applied in accounting for this arrangement.

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

16.   In future filings, please revise Exhibit 12 to disclose the dollar amount of the company's deficiency of earnings to cover fixed charges for the years ended December 31, 2006 and 2005. Refer to the disclosure requirements outlined in Instruction 2(A) to Item 503(d) of Regulation S-K. The disclosure of your ratio

of earnings to fixed charges included on page 82 of MD&A and in your Quarterly Reports on Form 10-Q should be similarly revised in future filings.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2008
Note 2 - Long-lived Assets, page 8

17.   We note the disclosure in footnote 2 indicating that the company recorded purchase accounting adjustments for the company's 2007 acquisition of the remaining interest in Concert Productions International resulting in a reduction of $28.3 million in artist relationship intangibles due to a reclass to goodwill. Please tell us the specific nature and timing of the changes in facts or circumstances that resulted in the purchase accounting adjustment and explain why you believe it is appropriate to account for this adjustment as a reclassification to goodwill.

18.   We also note from the disclosures provided in footnote 2 that the "acquisition" amount reflected in the analysis of changes in goodwill includes a reduction of $62.6 million in goodwill related to the recording of the fair value of definite-lived and indefinite-lived intangibles and fixed assets for the acquisition of AMG, partially offset by an increase in goodwill of $25.0 million related to deferred taxes and minority interest in connection with the acquisition. Please tell us the specific nature and timing of the events or circumstances that resulted in these changes in the purchase price allocation for the acquisition of AMG. We may have further comment upon receipt of your response.

19.   Furthermore, we note from the disclosures included in Note 2 that the company entered into a number of acquisition transactions during the six months ended June 30, 2008. Please revise the notes to the company's financial statements in future filings to include the disclosures required by paragraphs 52 through 54 of SFAS No.141. If the company does not believe its acquisition transactions were material in the aggregate, please provide us with quantified information supporting your conclusion.

Part II – Other information, page 40
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 41

20.   We note the disclosure indicating the company issued a warrant to purchase 500,000 shares of common stock at an exercise price of $13.73 per share to March Media LLC in April 29, 2008. Please tell us and revise the notes to the company's financial statements in future filings to explain how this warrant was valued and accounted for in the company's consolidated financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief